

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   June 10, 2009

Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60600

> **Re: Morningstar, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 000-51280**

Dear Mr. Cooley:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 17

Bonus Plan, page 18

1. In future filings, please discuss in more detail how you determine the bonus awarded to each named executive officer. Specifically, please address the following issues:

    - Quantify the annual performance goals (e.g., Bonus EBIT) and disclose the actual results achieved by the Company. Also discuss how the Compensation

Committee evaluated the performance goals to calculate the bonuses for each executive officer.

- Clarify how you calculated Bonus EBIT, disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated.

- To the extent the Compensation Committee exercises discretion to award bonus compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award, please identify the particular exercise of discretion and state whether it applied to one or more specific named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

- Quantify the bonus pools applicable to the executive officers and clarify whether the corporate or business unit performance merited the establishment of the pool based on the actual results achieved and the level at which these pools were actually established. Explain how the bonus pools are analyzed by the Compensation Committee to calculate the bonuses for each executive officer.

2. We note your statement that "[w]e're comfortable if in a good year total compensation for executive officers is at the top of the benchmark." In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director